Richard Aftanas Partner Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 T +1 212 918 3267 F +1 212 918 3100 raftanas@hoganlovells.com www.hoganlovells.com

March 22, 2024

BY EDGAR

Mr. David Plattner

Division of Corporation Finance

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NGM Biopharmaceuticals, Inc.

Amendment No. 1 to Schedule 14D-9 and Amendment No. 1 to Schedule 13E-3

Filed March 22, 2024

File No. 005-90978

Dear Mr. Plattner:

On behalf of NGM Biopharmaceuticals, Inc. (the “Company”) we submit this letter setting forth the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by a letter dated March 19, 2024, with respect to the Schedule 14D-9 (the “Schedule 14D-9”) and Schedule 13E-3 (the “Schedule 13E-3”), each filed with the Commission by the Company on March 8, 2024. In connection with this letter responding to the Staff’s comments, we hereby submit to the Commission Amendment No. 1 to the Schedule 14D-9 (the “Amended Schedule 14D-9”) and Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”).

For the Staff’s convenience, each response below is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in the Amended Schedule 14D-9 or the Amended Schedule 13E-3, as applicable. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Schedule 14D-9 or the Amended Schedule 13E-3, as applicable.

Schedule 14D-9 and Schedule 13E-3, each filed March 8, 2024

General

1.

Your Schedule 13E-3 includes Mr. Woodhouse and Mr. Rieflin as filing persons alongside the Company. However, the Schedule 13E-3 and related Schedule 14D-9 are constructed so as only to provide responsive disclosure for one filing person, i.e. the Company. Please revise to provide disclosure with respect to Woodhouse and Rieflin in their capacity as filing persons, or advise.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure in the Introduction and under Items 7 and 8 of the Amended Schedule 13E-3 to provide responsive disclosure with respect to Dr. Woodhouse and Mr. Rieflin as filing persons.

Division of Corporation Finance

March 22, 2024

2.

Please revise to provide a reasonably itemized statement of all expenses incurred or estimated to be incurred by the filing persons in connection with the transaction, or advise. Refer to Item 1007(c) Regulation M-A and Item 10 of Schedule 13E-3. At the moment, the only reference to this subject we see is the following statement in the Offer to Purchase: “NGM will incur its own fees and expenses in connection with the Offer.”

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure under Item 10 of the Amended Schedule 13E-3 to include a reasonably itemized statement of all the expenses incurred or estimated to be incurred by the filing persons in connection with the Transactions.

Reasons for the Recommendation; Fairness of the Offer and Merger, page 29

3.	Please revise your disclosure to address all of the factors included in Instruction 2 to Item 1014 of Regulation M-A.

Response:

In response to the Staff’s comment, the Company has supplemented the disclosure under “Special Factors — The Solicitation or Recommendation” of the Amended Schedule 14D-9 to explain why the Special Committee and the non-recused members of the Company Board did not deem the factors described in clauses (iii), (v) and (viii) of Instruction 2 to Item 1014 of Regulation M-A to be material or relevant to its fairness determination, and did consider the factor described in clause (iv) of Instruction 2 to Item 1014 of Regulation M-A in its fairness determination.

With respect to the remaining factors, the Company respectfully submits that these have been addressed by the existing disclosures. The factors described in clauses (i) and (ii) of Instruction 2 to Item 1014 of Regulation M-A are addressed on page 30 of the Schedule 14D-9 under the heading “ — Consideration and Premium.” The factor described in clause (vi) of Instruction 2 to Item 1014 of Regulation M-A is not applicable because there are no such disclosures. The factor described in clause (vii) of Instruction 2 to Item 1014 of Regulation M-A is addressed on page 30 of the Schedule 14D-9 under the heading “ — Financial Advisor and Fairness Opinion.”

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Division of Corporation Finance

March 22, 2024

If you have any questions or require any additional information with respect to the Company’s responses to the Staff’s comments, please do not hesitate to contact the undersigned at (212) 918-3267 or via email at raftanas@hoganlovells.com.

Sincerely,

/s/ Richard Aftanas
Richard Aftanas

cc:	Valerie Pierce

NGM Biopharmaceuticals, Inc.

Keith Flaum

Hogan Lovells US LLP